Sub-Item 77C: Submission of matters to a vote of security holders

At a special meeting of shareholders, held on May 31, 2001, shareholders approved the following proposals:

To approve a definitive investment management agreement for the registrant with Hartford Investment Financial Services Company. Ninety-five percent of the outstanding shares of the registrant,
voting at the meeting, voted FOR the proposal.   Over 85% of the
outstanding shares of the registrant were present at the meeting.

To approve a definitive sub-advisory agreement for the registrant with Hartford Investment Management Company. Ninety-five percent of the outstanding shares of the registrant, voting at the meeting, voted FOR the proposal. Over 85% of the outstanding shares of the registrant were present at the meeting.

At an adjourned meeting of this same special meeting of hareholders, held on June 21, 2001, shareholders approved the following proposal:

To approve the reorganization of the registrant from a Minnesota corporation to a Maryland corporation. Over 54% of the registrant's outstanding shares voted FOR the proposal.